National Bank Holdings Corporation

101 Federal Street, 19th Floor

Boston, Massachusetts 02110

March 30, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Kathryn McHale

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NBH Holdings Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 23, 2011

File No. 333-177971

Dear Ms. McHale:

On behalf of National Bank Holdings Corporation (formerly known as NBH Holdings Corp.), a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (the “Second Amendment”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

The Second Amendment reflects certain revisions of the Registration Statement in response to the comment letter dated December 30, 2011 from the staff of the Commission (the “Staff”). The Second Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of the Second Amendment.

General

1.	Please refer to your response to comment 2 of our December 9, 2011 letter and tell us when you intend to file the Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado.

Response: The Company respectfully advises the Staff that the Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado, together with accompanying notes, have been included on pages F-96 – F-106 of the Second Amendment.

Ms. Kathryn McHale

United States Securities and Exchange Commission

March 30, 2012

Prospectus Summary

Our Competitive Strengths, page 6

2.	We note that the company’s strategy is to create long-term stockholder value through the acquisition and operation of community banking franchises and that you state on page 59 that stock-based compensation expense will continue to be a significant recurring expense. Therefore, please revise your discussion of Non-GAAP financial measures throughout the document to explain why, in view of your long-term plans, excluding these charges provides a measure that accurately reflects management’s intended plan of operations.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on pages 6 and 112 in the Second Amendment to clarify the rationale for the exclusion of stock-based compensation expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Non-performing Assets, page 76

3.	Please revise the percentage of total non-performing covered loans to total covered loans of 13.31% at September 30, 2011 to reflect the information presented. It appears the ratio is not correctly calculated.

Response: In response to the Staff’s comment, the Company has revised the presentation of the percentage of total non-performing covered loans to total covered loans for the period presented on page 78 of the Second Amendment.

Past Due Loans, page 77

4.	Please revise the percentage of total past due and nonaccrual loans non-covered to total non-covered loans of 7% and the percentage of total past due and nonaccrual loans covered to total covered loans of 7% at September 30, 2011 to reflect the information presented. It appears the ratio is not correctly calculated.

Response: In response to the Staff’s comment, the Company has revised the presentation of the percentage of total past due and nonaccrual loans non-covered

Ms. Kathryn McHale

United States Securities and Exchange Commission

March 30, 2012

to total non-covered loans and the percentage of total past due and nonaccrual loans covered to total covered loans for the period presented on page 80 of the Second Amendment.

Allowance for Loan Losses, page 80

5.	Please revise the ratio of the allowance for loan losses to total non-performing loans at period end of 30.25% and the ratio of the allowance for loan losses to non-performing, non-covered loans at period end of 19.40% included in the tabular presentation to reflect the information presented. It appears the ratio is not correctly calculated.

Response: In response to the Staff’s comment, the Company has revised the presentation of the ratio of the allowance for loan losses to total non-performing loans at period end and the ratio of the allowance for loan losses to non-performing, non-covered loans at period end on page 83 of the Second Amendment.

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The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Shapiro of Wachtell, Lipton, Rosen & Katz at (212) 403-1314.

Sincerely,

/s/ Brian F. Lilly
Brian F. Lilly
Chief Financial Officer

cc:	David E Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52 Street

New York, NY 10019

Edward F. Petrosky, Esq.

James O’Connor, Esq.

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019